Schedule I

Churchill Financial, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

Net capital:	
Total members' equity	$ 304,558
Deduct non-allowable assets and excess fidelity bond deductible	$ 50,759
Net capital before haircuts on securities positions (tentative net capital)	253,799
Haircuts on securities positions	0
Net capital	$ 253,799
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 37,642
Total aggregate indebtedness	$ 37,642
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 248,799
Ratio: aggregate indebtedness to net capital	0.148 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 253,799
Net capital per above	$ 253,799

See report of independent registered public accounting firm.